Contact:	Charles Lambert
Finance Director
Medical Properties Trust
(205) 397-8897
clambert@medicalpropertiestrust.com
MEDICAL PROPERTIES TRUST, INC.
REPORTS FIRST QUARTER RESULTS
Commits to Acquire $105 Million of Hospital Assets
at Average Initial Rates of 10.2%;
Reaffirms $200 to $300 Million 2006 Acquisition Estimates
     Birmingham, Ala., May 11, 2006 — Medical Properties Trust, Inc. (NYSE: MPW) today announced its operating and other results for the quarter ended March 31, 2006.
HIGHLIGHTS
•	First quarter funds from operations (“FFO”) increased 24% over fourth quarter 2005 results to $9.7 million.

•	FFO per diluted share increased 25% over fourth quarter 2005 results to $0.25.

•	First quarter net income was $8.0 million, or approximately $0.20 per diluted share, representing increases over fourth quarter 2005 net income of 24% and 25%, respectively.

•	A quarterly dividend of $0.21 per common share was declared on February 16, 2006 and paid on April 12, 2006.

•	Commitments, aggregating more than $105 million, to acquire real estate assets of four additional hospital facilities were executed; the average initial cash return approximates 10.2%.

•	More than $33 million was invested in properties under development that are 100% preleased at initial rates of between 10.5% and 11.0%.
OPERATING RESULTS
FFO of $9.7 million for the first quarter of 2006 increased 121% over the same period in 2005. On a per diluted share basis, FFO of $0.25 for the first quarter increased 47% over first quarter 2005 FFO per share.
Net income for the first quarter was $8.0 million, or $0.20 per diluted share, which was an increase of 124% and 43%, respectively, compared with net income for the corresponding period in 2005.

“We are very pleased with our first quarter results,” said Edward K. Aldag, Jr., Chairman, President and CEO. “We successfully integrated more than $140 million in hospital real estate assets that we completed and acquired in the fourth quarter of 2005, which resulted in strong quarterly earnings and dividend growth.” Aldag also described improvements in tenant diversification that were accomplished during the quarter. “In last year’s first quarter, our revenue from Vibra Healthcare represented over 95% of our total revenue; in our just completed first quarter, we improved that ratio to less than 55% and we expect it to continue to improve during the remainder of 2006.”
Based on first quarter operating results reported by the Company’s tenants, MPT’s weighted average EBITDAR lease coverage ratio approximated 3.3 times; first quarter EBITDAR from the original six Vibra hospitals approximated 1.81 times the Vibra base lease payments. Approximately 65% of all tenants’ patient days during the quarter resulted from Medicare patients, while commercial payors, Medicaid, and other reimbursement sources represented 20%, 13% and 2%, respectively of patient days.
MPT’s first quarter results were negatively affected by approximately $200,000 in costs incurred to dismiss a dispute with a former consultant. Aldag said, “Our normalized general and administrative expenses continue to be in line with our previous estimate of approximately $7.2 million for 2006, after adjusting for approximately $606,000 in quarterly FAS 123R compensation and for the non-recurring cost of the legal settlement.”
ACQUISITIONS AND FUTURE OPERATIONS
MPT also disclosed that it has executed commitment letters for approximately $105 million of acquisitions that it expects to complete during the next 60 to 90 days. Aldag described the general terms of the commitments, “We continue to find transactions that generate initial cash yields of 10% and higher from experienced and successful hospital operators. Our near-term pipeline includes community hospitals, surgical hospitals and long-term acute care facilities.” Aldag reiterated the Company’s previous estimate that it will acquire between $200 and $300 million in additional healthcare real estate during 2006, in addition to the three general acute care hospitals the Company is presently developing. The Company believes that it will use debt financing to complete its acquisitions and developments in 2006.
The Company also reaffirmed its expected FFO for the full year of 2006 to range between $1.16 and $1.20 per diluted share. This expectation is based upon management’s present assumptions concerning the costs and timing of acquisitions and developments, the level of general and administrative expenses, a stable interest rate environment, and the continued capacity of the Company’s tenants to meet the terms of their agreements, and there is no assurance that the assumptions will prove accurate. Moreover, the Company’s largest tenant, Vibra Healthcare, L.L.C. has the right to prepay a $41 million loan, the effect of which would be to reduce the Company’s interest and percentage rental income, thereby reducing the 2006 FFO estimates above.

CONFERENCE CALL AND WEBCAST
The Company has scheduled a conference call and webcast for Friday, May 12, 2006 at 11:00 a.m. Eastern Time in order to present the Company’s performance and operating results for the quarter ended March 31, 2006. The dial-in number for the conference call is (866) 800-8651 (U.S.) and (617) 614-2704 (International), and the passcode is 33513046. Participants may also access the call via webcast at www.medicalpropertiestrust.com. A dial-in and webcast replay of the call will be available shortly after completion of the call. Callers may dial (888) 286-8010 (U.S.) or (617) 801-6888 (International), and use passcode 79325439 for the replay.
About Medical Properties Trust, Inc.
Medical Properties Trust, Inc. is a Birmingham, Alabama based self-advised real estate investment trust formed to capitalize on the changing trends in healthcare delivery by acquiring and developing net-leased healthcare facilities. These facilities include inpatient rehabilitation hospitals, long-term acute care hospitals, regional acute care hospitals, ambulatory surgery centers and other single-discipline healthcare facilities, such as heart hospitals, orthopedic hospitals and cancer centers.
The statements in this press release that are forward looking are based on current expectations and actual results or future events may differ materially. Words such as “expects,” “believes,” “anticipates,” “intends,” “will,” “should” and variations of such words an similar expressions are intended to identify such forward-looking statements, which include statements including, but not limited to, concerning the payment of future dividends, if any, completion of projects under development, acquisition of healthcare real estate, completion of additional debt arrangements, the capacity of the Company’s tenants to meet the terms of their agreements, the level of general and administrative expense, the timing of Vibra’s debt repayment, and net income per share and FFO per share in 2006. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results of the Company or future events to differ materially from those express in or underlying such forward-looking statements, including without limitation: national and economic, business, real estate and other market conditions; the competitive environment in which the Company operations; the execution of the Company’s business plan; financing risks; the Company’s ability to attain and maintain its status as a REIT for federal income tax purposes; acquisition and development risks; potential environmental and other liabilities; and other factors affecting the real estate industry generally or the healthcare real estate in particular. For further discussion of the facts that could affect outcomes, please refer to the “Risk Factors” section of the Company’s Form 10-K for the year ended December 31, 2005 and the final prospectus for its initial public offering. Except as otherwise required by the federal securities laws, the Company undertakes no obligation to update the information in this press release.
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MEDICAL PROPERTIES TRUST, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(Unaudited)

	Three Months Ended	Three Months Ended
	March 31, 2006	March 31, 2005
Revenues
Rent billed	$8,821,870	$3,923,049
Straight-line rent	1,301,457	1,345,441
Interest income from loans	2,568,940	1,212,038

Total revenues	12,692,267	6,480,528
Expenses
Real estate depreciation and amortization	1,743,867	842,407
General and administrative	2,436,188	1,727,715
Costs of terminated acquisitions	108,683	23,095

Total operating expenses	4,288,738	2,593,217

Operating income (loss)	8,403,529	3,887,311
Other income (expense)
Interest income	176,061	383,772
Interest expense	(537,040)	(711,149)

Net other expense	(360,979)	(327,377)

Income before minority interests	8,042,550	3,559,934
Minority interests in consolidated partnerships	(64,940)	—

Net income (loss)	$7,977,610	$3,559,934

Net income (loss) per share, basic	$0.20	$0.14
Weighted average shares outstanding — basic	39,428,071	26,099,195
Net income (loss) per share, diluted	$0.20	$0.14
Weighted average shares outstanding — diluted	39,501,723	26,103,259

MEDICAL PROPERTIES TRUST, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	March 31, 2006	December 31, 2005
	(Unaudited)
Assets
Real estate assets Land	$33,012,463	$31,004,675
Buildings and improvements	255,514,029	250,518,440
Construction in progress	72,612,522	45,913,085
Intangible lease assets	9,666,192	9,666,192
Mortgage loan	40,000,000	40,000,000

Gross investment in real estate assets	410,805,206	377,102,392
Accumulated depreciation	(6,842,983)	(5,260,219)
Accumulated amortization	(783,715)	(622,612)

Net investment in real estate assets	403,178,508	371,219,561
Cash and cash equivalents	5,424,613	59,115,832
Interest and rent receivable	8,857,064	6,923,091
Straight-line rent receivable	9,210,670	7,909,213
Loans receivable	48,748,111	48,205,611
Other assets	7,488,349	7,800,238

Total Assets	$482,907,315	$501,173,546

Liabilities and Stockholders’ Equity
Liabilities
Debt	$75,511,051	$100,484,520
Accounts payable and accrued expenses	24,224,209	19,928,900
Deferred revenue	12,326,691	10,922,317
Lease deposits and other obligations to tenants	11,937,499	11,386,801

Total liabilities	123,999,450	142,722,538
Minority interest	2,238,806	2,173,866
Stockholders’ equity
Preferred stock, $0.001 par value. Authorized 10,000,000 shares; no shares outstanding	—	—
Common stock, $0.001 par value. Authorized 100,000,000 shares; issued and outstanding - 39,419,450 shares at March 31, 2006 and 39,345,105 shares at December 31, 2005	39,419	39,345
Additional paid in capital	360,415,874	359,588,362
Distributions in excess of net income	(3,786,234)	(3,350,565)

Total stockholders’ equity	356,669,059	356,277,142

Total Liabilities and Stockholders’ Equity	$482,907,315	$501,173,546

MEDICAL PROPERTIES TRUST, INC. AND SUBSIDIARIES
Reconciliation of Net Income to Funds From Operations
(Unaudited)

	For the Three Months	For the Three Months
	Ended March 31,	Ended March 31,
	2006	2005
FFO information
Net income	$7,977,610	$3,559,934
Depreciation and amortization	1,743,867	842,407

Funds from operations	$9,721,477	$4,402,341

Per share data:
Net income per share, basic and diluted	$0.20	$0.14
Depreciation and amortization	0.05	0.03

Funds from operations	$0.25	$0.17

FFO per share, basic	$0.25	$0.17

FFO per share, diluted	$0.25	$0.17

Funds from operations, or FFO, represents net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. Management considers funds from operations a useful additional measure of performance for an equity REIT because it facilitates an understanding of the operating performance of our properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that funds from operations provides a meaningful supplemental indication of our performance. We compute funds from operations in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating funds from operations utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. FFO does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. Funds from operations should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as indicators of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity.